Confirmation Letter to ISDA Master Agreement

January 22, 2004

America First Real Estate Investment Partners, LP ♦
c/o America First Companies, LLC
101 East 52nd Street
25th Floor
New York, New York 10022
Attention: Joseph N. Grego

Re: Transaction No. 04MU00149

Ladies and Gentlemen:

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction (the "Transaction") entered into between us as of the Trade Date specified below (the Trade Date").

This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement between Merrill Lynch Capital Services, Inc. and America First Real Estate Investment Partners, LP dated as of December 1, 2003 (the "Agreement"), and incorporates by reference the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc.) (the "2000 Definitions"). For these purposes, all references in the 2000 Definitions to a "Swap Transaction" shall be deemed to apply to the Transactions referred to herein.

This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions set forth in the 2000 Definitions or contained or incorporated by reference in the Agreement shall govern this Confirmation except as expressly modified below.

The general terms of this Transaction are as follows:

1.   Parties.

The parties are:

    (a)   Merrill Lynch Capital Services, Inc. ("MLCS")

    (b)   America First Real Estate Investment Partners, LP ("Counterparty")

2.   Payments.

The terms of the Transaction to which this Confirmation relates are as follows:

TRADE DATE:	January 22, 2004
EFFECTIVE DATE:	January 22, 2004
TERMINATION DATE:	January 22, 2007, subject to adjustment in accordance with the Modified Following Business Day Convention.
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BUSINESS DAY:	New York
BUSINESS DAY CONVENTION:	Except as otherwise provided herein, the Modified Following Business Day Convention.
LOCK-OUT DATE:	January 22, 2005

FIXED AMOUNT:

Fixed Rate Payer Notional Amount:	$8,300,000
Fixed Rate Payer:	MLCS
Fixed Rate Payer Payment Dates:	Quarterly, on each December 1, March 1, June 1 and September 1, commencing March 1, 2004.
Fixed Rate:	6.5%
Fixed Rate Day Count Fraction:	30/360

FLOATING AMOUNT:

Floating Rate Payer Notional Amount:	$8,134,000
Floating Rate Payer:	Counterparty.
Floating Rate Period End Dates:	December 1, March 1, June 1 and September 1.
Floating Rate Payer Payment Dates:	Quarterly, on each December 1, March 1, June 1 and September 1, commencing March 1, 2004.
Floating Rate Option:	Tax-Exempt Variable Rate Index plus the Spread.
Tax-Exempt Variable Rate Index:	1. The BMA Municipal Swap Index (the "Index")

"BMA Municipal Swap Index" means the rate determined on the basis of an index based upon the weekly interest rates of tax-exempt variable rate issues included in a database maintained by Municipal Market Data which meet specific criteria established by the Bond Market Association, formerly known as the Public Securities Association (as set forth in Exhibit A attached hereto).

2.   Alternative Floating Rate Option:

In the Event Municipal Market Data no longer publishes an index satisfying the requirements of the preceding paragraph, the Relevant Rate in respect of a Reset Date shall be the "J.J. Kenny Index" (as defined below), provided further, however, that if the J.J. Kenny Index also ceases to be published, an alternative index shall be calculated by an entity selected in good faith by MLCS and approved by Counterparty, and shall be determined using the criteria for the BMA Municipal Swap Index that is set forth in Exhibit A attached hereto.

3.   "J.J. Kenny Index" means the index generally made available on the Reset Date by Kenny Information Systems or any successor indexing agent hereunder (the "Indexing Agent"). The Index is announced by Kenny Information Systems at the beginning of business on Tuesday, and shall be effective as of the same day, or if Tuesday is not a New York Business Day, the Index is announced on the next succeeding New York Business Day, and shall be effective as of the same day. The Index is generally effective until the next Reset Date. The Index shall be based upon 30-day yield evaluations at par of bonds, the interest on which is exempt from Federal income taxation under the Internal Revenue Code of 1986 as amended, of not less than five "high

grade" component issuers selected by the Indexing Agent which shall include, without limitation, issuers of general obligation bonds. The specific issuers included among the component issuers may be changed from time to time by the Indexing Agent in its discretion. The bonds on which the Index is based shall not include any bonds the interest on which is subject to a "minimum tax" or similar tax under the Internal Revenue Code, unless all tax-exempt bonds are subject to such tax.

Reset Date:	Each Thursday, subject to adjustment in accordance with the Modified Following Business Day Convention. The initial rate shall be determined as of the Thursday immediately preceding the Effective Date.
Spread:	0.75% until such date as the aggregate Floating Rate Payer Notional Amounts for all Confirmations under this Agreement are in excess of $25,000,000 and 0.65% thereafter.
Method of Calculation:	Weighted Average.
Floating Rate Day Count Fraction:	Actual/Actual.

3. Definitions.

The following terms shall have the following meanings for purposes of each Transaction to which this Confirmation relates:

Additional Tax Event:	The giving of a notice by MLCS to Counterparty that a change in law, regulation or authority has occurred that, in the reasonable determination of MLCS, adversely affects the after-tax return of MLCS and any of its affiliates (other than a change in marginal tax rates) anticipated receiving upon entering into the Transaction.
Bankruptcy:	Bankruptcy for purposes of "Extraordinary Termination" shall mean, with respect to any person, (i) a petition for involuntary

bankruptcy shall have been filed against such person which shall either result in an order granting the relief requested in such petition (including but not limited to an order for relief under federal bankruptcy laws), or shall remain undismissed and unstayed for a period of 60 days, (ii) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator, receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceeding, or for the winding up or liquidation of its affairs, shall have been entered against such person which shall have remained undismissed or unstayed for a period of 60 days, (iii) the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of such person or of a substantial part of its property, or (iv) such person shall have (A) commenced a voluntary action under applicable bankruptcy laws, (B) filed a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, debt adjustment, winding up or composition or adjustment of debts, (C) consented to or failed to contest in a timely and appropriate manner a petition filed against it in an involuntary case under such bankruptcy laws or other laws, (D) admitted in writing its inability to pay, or generally not be paying, its debts as they become due, (E) made a general assignment for the benefit of creditors or (F) taken any official or corporate action for the purposes of effecting any of the foregoing.

| Bonds: | $8,300,000 Industrial Development Authority of the City of Tempe, Arizona Variable Rate Demand Multifamily Housing Revenue Refunding Bonds (Elliott's Crossing Apartments Project) |

5

Bonds Base Price:	98%
Bonds Market Price:	With respect to the Bonds on any date of determination, the Bonds Market Price applicable thereto shall be stated as a percentage of par, shall be determined by MLCS and shall be equal to the highest of the four (4) bids from the Reference Market-makers that shall be selected by the Calculation Agent in good faith; provided, that one of such Reference Market-makers may be designated by the Counterparty or one of its assigns.
Bonds Redemption/Purchase Price:	The price which shall be expressed as a percentage of par and which shall include the principal and premium, if any, paid by the Issuer, upon a redemption, prepayment or mandatory purchase of the Bonds stated as a percentage of the principal amount of such Bonds to be redeemed, prepaid or purchased pursuant to a mandatory purchase in lieu of redemption, as the case may be (e.g. if the total amount paid by the Issuer for a $5,000 Bond is $5,500, then the price would be 110%)
Early Termination Fee:	The Early Termination Fee shall be equal to the sum of 1.0% times the Floating Rate Payer Notional Amount, pro-rated on a straight line basis from the Trade Date to the Lock-Out Date.
Event of Taxability:	A determination that interest on the Bonds is includable in the gross income of the owners thereof for federal income tax purposes, as a result of the entry of any decree or judgment by a court of competent jurisdiction or the taking of any official action by the Internal Revenue Service which has such effect, whether or not such decree, judgment or action is appealable or deemed to be final under applicable procedural law, or an unqualified opinion of nationally

recognized bond counsel to such effect.

Issuer: Industrial Development Authority of the
                                City of Tempe, Arizona

Obligor: EC Apartments Limited Partnership, an
                                Arizona limited partnership

Principal Amount: $8,300,000

Termination Value: An amount (which may be negative) equal
                                to the product of (i) the difference between
                                (a) the Bonds Redemption or Purchase
                                Price in case of Additional Termination
                                Event No. (4) Market Price and (b) the
                                Bonds Base Price and (ii) the Principal
                                Amount of the Bonds.

4.   Payments on Early Termination.

Notwithstanding anything contained in Section 6(e) of the Agreement and Part 1(f) of the Schedule of the Agreement to the contrary, the parties hereto shall be entitled in respect of all Events of Default, Termination Events and Additional Termination Events described in Part 1(h) of the Schedule of the Agreement and in Section 5 of this Confirmation to an amount equal to the Termination Value plus, if this Transaction is terminated prior to the Lock-Out Date as a result of any Termination or Reduction Event as to which Counterparty is the Affected Party or any Event of Default as to which Counterparty is the Defaulting Party, MLCS shall receive an Early Termination Fee calculated as if Counterparty exercised its Optional Termination Rights under Section 5(a)(i) hereof. In the event that the Termination Value is a positive number, MLCS will pay it to Counterparty; if it sis a negative number, Counterparty will pay the absolute value of that amount to MLCS.

The amounts determined above shall be further adjusted by adding or subtracting, as the case may be, the net Unpaid Amounts owing from one party to the other. Unpaid Amounts shall be determined as of the Early Termination Date and the payments due on the Early Termination Date calculated in accordance with Section 6 hereof shall be adjusted accordingly.

Nothing set forth in this Section 4 shall be interpreted as affecting the application of Section 2(c) of the Agreement or the calculation of a single net number owing from one party to another in respect of an Early Termination Date designated as the result of any Event of Default, Termination Event or Additional Termination Event described in Section 5 of this Confirmation.

5.   Additional Termination Events; Reduction Events.

The following Additional Termination Events shall apply to MLCS and Counterparty in respect of this Transaction and shall be Additional Termination Events under Section 5(b)(v) of the Agreement (notwithstanding the definition of Affected Transactions, with respect to the following Additional Termination Events, only those Transactions affected by the occurrence of such Additional Termination Event shall be Affected Transactions):

(1) Optional Termination by Counterparty: Counterparty shall have the right to designate an Early Termination Date with respect to this Transaction 04MU00149 in its entirety (which shall be an Affected Transaction as to which Counterparty shall be the sole Affected Party) on any Business Day upon 5 Business Days prior notice; provided, that in addition to all other amounts payable by Counterparty on the Early Termination Date, Counterparty shall also pay to MLCS the Early Termination Fee if such Early Termination Date is on or prior to the Lock-Out Date.

(2) Optional Termination by MLCS: None.

(3) Extraordinary Termination: This Transaction shall terminate at the <u>option of MLCS</u> upon the occurrence of the following events with respect to the Bonds (each, an "Extraordinary Termination") and an Early Termination Date will occur on <u>such date of occurrence</u> (with this Transaction being an Affected Transaction with Counterparty as the sole Affected Party):

(A) the Bankruptcy of the Issuer; or

(B) the Bankruptcy of the Counterparty, any general partner of Counterparty; or

(C) a payment default on the Bonds which is not cured within five (5) days following notice to the Counterparty and to the provider of any letter of credit deposited under the Credit Support Annex; or

(D) an Event of Taxability with respect to the Bonds;

(E) The Bonds are declared invalid, illegal or unenforceable; or

(F)   the occurrence of an Additional Tax Event.

(G)   the occurrence of an Event of Default with respect to the Bonds which permits acceleration of the Bonds.

Each party agrees to give notice to the other party promptly upon becoming aware of the occurrence of an Extraordinary Termination.

(4)	Redemption and Prepayment Termination	The date on which all of the Bonds are redeemed or prepaid (including any acceleration of the due date thereof) or are purchased by the Issuer or other party in lieu of redemption or the date of any mandatory tender of the Bonds shall be an Early Termination Date with respect to this Transaction (which Transaction shall be an Affected Transaction as to which Counterparty shall be the sole Affected Party); provided, that in addition to all other amounts payable by Counterparty on the Early Termination Date, Counterparty shall also pay to MLCS the Early Termination Fee if such Early Termination is on or prior to the Lock-Out Date.
(5)	Reduction Event	The date on which a portion of the Bonds are redeemed or prepaid (including any acceleration of the due date thereof) or are mandatorily purchased in lieu of redemption or otherwise shall be a Reduction Date. On such date the Floating Payer National Amount used to determine the Floating Amount shall be reduced by an amount equal to the product of the principal amount of the Bonds redeemed, prepaid or purchased and the Bonds Base Price, and the Fixed Payer Notional Amount and Bond Par Amount shall be reduced by an amount equal to the principal amount of the Bonds redeemed, prepaid or purchased. MLCS shall calculate a "Reduction Value" which shall be equal to the product of (a) the difference between (i) the Bonds Redemption/Purchase Price of the Bonds

redeemed, prepaid or purchased and (ii) the Bonds Base Price thereof and (b) the principal amount of the Bonds redeemed, prepaid or purchased. If the Reduction Value is a positive number, MLCS will pay the Reduction Value to Counterparty; if it is a negative number, Counterparty will pay the absolute value of the Reduction Value to MLCS, in either case within two Business Days following such redemption, prepayment or purchase; provided, that no amount shall be paid by MLCS unless the Issuer has paid in full the redemption or purchase price of the Bonds to be redeemed, prepaid or purchased. The amounts determined in (a) and (b) above shall be further adjusted by adding or subtracting, as the case may be, the net Unpaid Amounts owing from one party to another with respect to the reduced portion of the Transaction, calculated and payable in the same manner as Unpaid Amounts are calculated in respect of terminations, but using the "Reduction Date' in lieu of the Early Termination Date" for the date as of which the calculation of Unpaid Amounts is to be made.

6.   Payments Due on Termination Date.

On the Termination Date hereof, the Termination Value shall be determined as described herein; if the Termination Value is a positive number MLCS will pay it to Counterparty; if the Termination Value is a negative number, Counterparty will pay the absolute value of the Termination Value to MLCS. The foregoing payment will be made by the party that receives notice of an amount owing by such party within two (2) Business Days of receipt of such notice.

7.   Recharacterization.

The Parties intend that the Confirmation and Transaction No. 04MU00149 as defined therein be treated as a swap transaction under the Agreement. In the event that, notwithstanding the intention of the parties, Transaction No. 04MU00149 is recharacterized as a commercial loan, Party B hereby grants to Party A a first lien on and security interest in each and all of the Bonds described in Transaction No. 04MU00149, and the proceeds thereof as security for the repayments of such commercial loan. At any time Party A sells the Bonds to Party B or any other Party, Party A agrees to release the lien and security interest granted hereby and to execute all appropriate documentation to evidence the exercise of such release.

8.   Non-Reliance.

Each party represents to the other party that it is acting for its own account, and has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction No. 04MU00149. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

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Please confirm your agreement to be bound by the terms of the foregoing by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Very truly yours,

MERRILL LYNCH CAPITAL SERVICES, INC.

By: James Nacos

Name: James Nacos
Title: Designated Signatory
Date: January 22, 2004

Accepted and confirmed as of
the date first above written.

AMERICA FIRST REAL ESTATE
INVESTMENT PARTNERS, LP

By:____________________

By:____________________
Name:
Title:

Please confirm your agreement to be bound by the terms of the foregoing by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Very truly yours,

MERRILL LYNCH CAPITAL SERVICES, INC.

By:_____

Name:
Title: Designated Signatory
Date: January __, 2004

Accepted and confirmed as of
the date first above written.

AMERICA FIRST REAL ESTATE
INVESTMENT PARTNERS, L.P.

By: America First Capital Source I, L.L.C., its general partner

By: America First Companies, L.L.C.., its sole member

By: _____

Mark A. Hiatt
Vice President

EXHIBIT A

BMA Municipal Swap Index
Produced By Municipal Market Data

Final Index Criteria

1. Issue must be a weekly reset effective on Wednesday.
2. No lag resets will be considered.
3. Only Non-AMT issues will be included.
4. Issue must have a VMIG1 or A1+ rating.
5. Issue must pay interest on a monthly basis.
6. Interest must be calculated on a ACT/ACT basis.
7. Only one quote per obligor per dealer will be included.
8. All states will be considered.
9. Issue must have an outstanding amount of $10 million or more.

Index Calculation

1. The rates of the issues which qualify for inclusion in the index are not weighted by issue size.
2. The standard deviation of the rates is calculated. Any issue falling outside +/- 1 SD is dropped.
3. Each participating dealer is limited to no more than 15% of the index by an averaging method. Any dealer originally having a total number of issues greater than 15% will have sufficient number of issues reduced from its distribution to meet the desired limitation.

EXHIBIT B

ADMIN#:	04MU00149
Bond Information:	$8,300,000 The Industrial Development Authority of the City of Tempe, Arizona Variable Rate Demand Multifamily Housing Revenue Refunding Bonds (Elliot's Crossing Apartments Project) Series 1998
Dated Date:	July 1, 1998
Bond Par Amount:	$8,300,000
Coupon:	6.5%
Maturity:	April 1, 2030, subject to mandatory redemption on December 31, 2004
CUSIP #:	879713CC7
Bond Base Price:	98.00%
Optional Prepayment:	At any time.
Mandatory Sinking:	None.
Interest Payments:	Semi-Annually each April 1 and October 1, based on 30/360 day count.
Credit Ratings:	Non-Rated

Date	Amortized Amount	Fixed Notional Amount	Float Notional Amount	Replacement Value due